Filed Pursuant to Rule 433
Registration No. 333-213335-02

Entergy Mississippi, Inc.

$150,000,000
First Mortgage Bonds,
3.25% Series due December 1, 2027

Final Terms and Conditions
November 9, 2017

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 9, 2017

Settlement Date (T+3)(2):	November 14, 2017

Principal Amount:	$150,000,000

Interest Rate:	3.25%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2018

Final Maturity Date:	December 1, 2027

Optional Redemption Terms:	Make-whole call at any time prior to September 1, 2027 at a discount rate of Treasury plus 15 bps and, thereafter, at par

Benchmark Treasury:	2.250% due August 15, 2027

Spread to Benchmark Treasury:	95 bps

Benchmark Treasury Price:	9,907

Benchmark Treasury Yield:	2.34%

Re-offer Yield:	3.29%

Price to Public:	99.659%

Net Proceeds Before Expenses:	14,851,350,000%

CUSIP / ISIN:	29364N AU2 / US29364NAU28

Joint Book-Running Managers:	Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Co-Manager:	Regions Securities LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about November 14, 2017, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date hereof should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or (ii) SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.